FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated September 21, 2009

Item 1
MATERIAL FACT
Grupo Santander announces that Banco Santander (Brasil) S.A. has published today a notice to the market announcing the launch of a primary offer of units, registered with the Brazilian Comissão de Valores Mobilários and, in unit and ADR format, with the U.S. Securities and Exchange Commission. The offered securities, units, are share deposit certificates. Once the capital increase has been approved by the Banco Central do Brasil each unit will represent 55 common shares and 50 preferred shares of Banco Santander (Brasil) S.A.
The size of the offering, not including the “green shoe” option which the underwriters may exercise, amounts to a total of 525,000,000 units, the shares underlying which represent 16.21% of the current share capital of Banco Santander (Brasil) S.A., or 13.95% of the postoffer share capital. It is estimated that the price of each unit will be between 22.00 and 25.00 Brazilian Reais, so that the total amount of the transaction will be between 11,550 and 13,125 million Brazilian Reais (between EUR 4,340 and EUR 4,930 million, approximately, at current exchange rates).
It is expected that the offering will be priced on October 6, and that the units will start trading on the NYSE — in ADR format — on October 7 and on BM&FBOVESPA on October 8. The free float after the offering (not including the possible exercise of the “green shoe” option) will be 15.6%.
Boadilla del Monte (Madrid), September 21, 2009
This announcement does not constitute an offer for the sale or the solicitation of an offer for the subscription of the units issued by Banco Santander (Brasil), S.A. or the ADRs. Neither the content of the webpage of Banco Santander, nor any webpage accessible through hyperlinks on the webpage of Banco Santander is incorporated or forms part of this material fact announcement.
Neither the units, nor the ADRs have been the subject matter of a prospectus approved or verified by the Spanish Comisión Nacional del Mercado de Valores and, therefore, no public offering for the sale of or the subscription for the units or the ADRs may take place in Spain. No prospectus or advertising material relating to the units or the ADRs may be distributed in Spain, except pursuant to the provisions of the Stock Markets Act (Ley del Mercado de Valores).
United States securities law legend:
Credit Suisse will act as an underwriter of the proposed offering. The offering outside Brazil will be made only by means of a prospectus which, when available, may be obtained by contacting Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010; tel: 1-800-221-1037.
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted, in either case in the United States or to or from United States persons, prior to the time the registration statement becomes effective.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 21, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President